		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 14, 15	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Mark J. Longo, 3	Aaron B. Singer
		L.K. Larry Yen, 11	Amy A. Mortimore	Jane Glanville
		Brent C. Clark	Conrad Y. Nest, 11	Richard T. Weiland
		Allyson L. Baker, 3	Warren G. Brazier, 5	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 4	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz, 9	Cam McTavish
		Valerie S. Dixon	Satinder K. Sidhu	Steven M. Donley, 13
		Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
		Adam M. Dlin	Rina J. Jaswal	Sarah W. Jones
Reply Attention of Direct Tel. EMail Address Our File No.	Jun Ho Song 604.643.3106 jhs@cwilson.com 33630-0001 / CW3395213.1	Anna D. Sekunova	Jun Ho Song, 5, 9, 12	Michal Jaworski
		Parveen B. Esmail	Shauna K.H. Towriss	Kyle M. Wilson
		Jennifer R. Loeb	Heather M. Hettiarachchi	Eric T. Pau
		Pratibha Sharma	Angela M. Blake	Seva Batkin
		David A. Hunter	Matthew R. Ely

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

May 5, 2010 BY EDGAR	Canada 1 Alberta 2 Manitoba 3 Ontario 4 Saskatchewan	United States 5 California 6 Colorado 7 District of Columbia 8 Florida 9 New York 10 Virginia 11 Washington 12 Nevada	International 13 Australia 14 Hong Kong 15 United Kingdom

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
United States of America

Attention:	Douglas Brown

Dear Mr. Brown:

	Re:	Manas Petroleum Corporation (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1/A
File No. 333-160917

     We are providing a blacklined copy of the Company’s pre-effective amendment no. 2 to the registration statement on Form S-1/A. The Company amended the pre-effective amendment no. 1 to reflect the exercise or expiration of certain warrants and to update certain disclosures. Should you have any questions, please do not hesitate to contact the writer directly at (604) 643-3106.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jun Ho Song

Jun Ho Song

JHS/Jhs

Encl.

cc:	Manas Petroleum Corporation Attn: Erik Herlyn